
July 26, 2012

Via E-mail
Stephen A. Wynn
Chairman of the Board and Chief Executive Officer
Wynn Resorts, Limited
3131 Las Vegas Boulevard South
Las Vegas, Nevada 89109

      Re: **Wynn Resorts, Limited**
              Annual Report on Form 10-K
              Filed February 29, 2012
              Amended Annual Report on Form 10-K
              Filed April 30, 2012
              File No. 000-50028

Dear Mr. Wynn:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Construction and Development Opportunities, page 4

1.   You indicate that you continue to "finalize the project scope, timeline and budget" for the project subject to the draft land concession contract. Once finalized, please update future Exchange Act reports with the noted information.

Item 1A. Risk Factors, page 17

2.   We note that none of your risk factors, or other sections of your Form 10-K, specifically address any risks you may face from cyber attacks, such as attempts by third parties to gain access to your systems to compromise sensitive business or customer information, to interrupt your systems or otherwise try to cause harm to your business and operations. We note press reports that hotels and resorts are increasingly becoming a target of cyber

attacks. Beginning with your next Form 10-Q, please provide risk factor disclosure describing the cybersecurity risks that you face. If you have experienced any cyber attacks in the past, please state that fact in the new risk factor in order to provide the proper context. Please refer to the Division of Corporation Finance's Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

Operating Measures, page 38

3.   From page 73, we note that promotional allowances account for approximately $52 million of your hotel revenues. In future Exchange Act reports, please clarify how your occupancy, ADR, and REVPAR figures incorporate, if at all, the use of promotional allowances.

Financial results for the year ended December 31, 2011 compared to year ended December 31, 2010, page 39

4.   We note that you experienced an increase in drop, turnover, and slot handle at your casinos. Please tell us if you are able to determine if such increases are a result of an increase in the volume of patrons and/or an increase in amounts waged per patron.

5.   Please tell us why you disclose the changes in table drop and turnover and slot handle and wins but not the absolute figures for those measures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Attorney Advisor

cc: Kim Sinatra
        General Counsel